As filed with the Securities and Exchange Commission on April 18, 2000
Securities Act File No. 033-54655 Investment Company Act File No. 811-07203

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. )

Merrill Lynch Municipal Strategy Fund, Inc. (Name of Issuer)

Merrill Lynch Municipal Strategy Fund, Inc. (Name of Person(s) Filing Statement)

Shares of Common Stock, Par Value $.10 per share (Title of Class of Securities)

59020H 10 4 (CUSIP Number of Class of Securities)

Terry K. Glenn
Merrill Lynch Municipal Strategy Fund, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536
(609) 282-2800
(Name, Address and Telephone Number Person Authored to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:
Thomas R. Smith, Jr., Esq. Brown & Wood LLP One World Trade Center New York, New York 10048-0557	William E. Zitelli, Jr., Esq. Merrill Lynch Asset Management, L.P. P.O. Box 9011 Princeton, New Jersey 08543-9011
CALCULATION OF FILING FEE

Transaction Valuation: $ 17,660,000*	Amount of Filing Fee: $ 3,532**

*	Calculated as the aggregate maximum purchase price to be paid for 2,000,000 shares in the offer, based upon the net asset value per share ($8.83) at April 14, 2000.
**	Calculated as 1/50th of 1% of the Transaction Valuation.
[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:________________ Filing Party:___________________________
Form or Registration No.:________________Date Filed:____________________________
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as an exhibit (a)(1)(ii) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Merrill Lynch Municipal Strategy Fund, Inc., a closed-end investment company organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The Fund’s telephone number is 1-800-637-7455, ext. 3975.

(b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the “Shares”). As of March 31, 2000 there were approximately 11 million Shares issued and outstanding. The Fund has been informed that no Director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer (defined below).

(c) The Shares are not currently traded on an established secondary trading market.

Item 3. Identity and Background of Filing Person.

(a) The Fund is tendering for its own shares. The information required by this Item is set forth in Item 2(a) above.

(b)-(d) Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	The Fund is seeking tenders for 2,000,000 Shares (the “Offer”).
(ii)	For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on the day the tender offer terminates, less any “Early Withdrawal Charge,” upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2000 (the “Offer to Purchase”). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(iii)	The Offer is scheduled to expire on May 15, 2000, unless extended. Reference is hereby made to the Cover Page, Section 1 “Price; Number of Shares,” Section 4 “Withdrawal Rights” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(iv)	Not applicable.
(v)	Reference is hereby made to Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is hereby made to Section 4 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)	Reference is hereby made to the Cover Page, Section 2 “Procedure for Tendering Shares” and Section 4 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(viii)	Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.
(ix)	Reference is hereby made to the Cover Page and Section 1 “Price; Number of Shares” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

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(xi)	Reference is hereby made to Section 2 “Procedure for Tending Shares” and Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.
(xii)	Reference is hereby made to Section 13 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

(c)-(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 7 “Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 8 “Certain Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Shares. The Fund’s Investment Adviser intends to make a proposal to the Board of Directors to, subject to future shareholder vote, add two Directors to the Board, approve a charter amendment that would permit the Fund’s Board to transfer, in the normal course of business, all of the assets of the Fund to another fund known in the invesment company industry as a “master” fund in a a master/feeder structure, and clarify the Fund’s investment strategy concerning the purchase of corporate loans. None of these proposed changes, if approved by the Board and the shareholders of the Fund, would affect the terms of this Tender Offer. The Fund otherwise has no plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the subject company, including but not limited to, any plans or proposal to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

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Item 7. Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 9 “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The Fund does not hold any Shares in treasury.

(b) Reference is made to Section 11 “Certain Information about the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Shares that were effected during the past 60 days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the offering of its Shares, the Fund has sold approximately 138,143 shares at a price equal to NAV on the date of each such sale.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

(b) Not applicable.

Item 10. Financial Statements.

(a) This information has been audited by Deloitte & Touche LLP, whose reports, along with the Fund’s financial statements, are included in the Fund’s annual report to shareholders, which is incorporated herein by reference.

(b) Not applicable.

(c) Reference is hereby made to Section 10 “Summary of Selected Financial Information” of the Offer to Purchase, which is incorporated herein by reference.

Item 11. Additional Information.

(a)(1)	None.
(2)	None.
(3)	Not applicable.
(4)	Not applicable.
(5)	None.
(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1) (i)	Advertisement to be printed in The Wall Street Journal.
(ii)	Offer to Purchase.
(iii)	Form of Letter of Transmittal.
(iv)	Letter to Stockholders.
(a)(2)-(4)	Not applicable.
(a)(5) (i)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 1998.*
(ii)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 1999.*
(iii)	Consent of Deloitte & Touche LLP.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as an exhibit to the Fund’s Issuer Tender Offer Statement on Schedule 13E-4 as filed with the SEC via EDGAR on January 18, 2000.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

     BY                            /s/ TERRY K. GLENN
              .................................................................................................................
(TERRY K. GLENN, PRESIDENT)

April 18, 2000

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EXHIBIT INDEX

Exhibit
(a)(1)(i)	Advertisement to be printed in The Wall Street Journal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Letter to Stockholders.
(a)(5)(iii)	Consent of Deloitte & Touche LLP.